PAA Natural Gas Storage, L.P.
333 Clay Street, Suite 1500
Houston, Texas 77002
(713) 646-4100

December 31, 2013

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:     PAA Natural Gas Storage, L.P. — Form S-3 (File No. 333-174591)

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), PAA Natural Gas Storage, L.P., a Delaware limited partnership (the “Registrant”), hereby requests that the above captioned Registration Statement (the “Registration Statement”) be withdrawn as of the date hereof or as soon thereafter as practicable. Pursuant to the closing of the transactions contemplated by that certain Agreement and Plan of Merger dated as of October 21, 2013 (the “Agreement”), by and among Plains All American Pipeline, L.P. (“PAA”), PAA Acquisition Company LLC (“MergerCo”), the Registrant and PNGS GP LLC, which transactions and Agreement were approved by the unitholders of the Registrant on December 31, 2013, all securities of the Registrant have been acquired by PAA, a Delaware limited partnership. The Registrant believes the withdrawal to be consistent with the public interest and the protection of investors. The Registrant confirms that no securities have been sold pursuant to the Registration Statement.

Should you have any questions regarding this matter, please contact Richard McGee at (713) 646-4100.

Sincerely yours,

PAA NATURAL GAS STORAGE, L.P.

By:	PNGS GP LLC, its general partner

By:	/s/ Richard McGee
Richard McGee
Executive Vice President, General Counsel and
Secretary